NEWS RELEASE

Investor Contacts:

Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Clarence Fu (65) 6360.4060 cfu@charteredsemi.com

Media Contacts:
Chartered U.S.: Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Chartered Singapore: Maggie Tan (65) 6360.4705 maggietan@charteredsemi.com

All currency figures stated in this report are in US dollars.

The financial statement amounts in this report are determined in conformance with US GAAP.

In order to provide investors additional information regarding the Company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company’s share of SMP.

CHARTERED REPORTS RESULTS FOR THIRD QUARTER 2004

•	Revenues of $257.3 million, up 87 percent from 3Q 2003 and up 1 percent sequentially, in line with guidance of up approximately 1 percent to down 1 percent.

•	Net income of $16.2 million, compared to net loss of $75.9 million in 3Q 2003 and guidance of a profit of $5.5 million to $13.5 million.

•	Earnings per ADS of $0.06, compared to loss of $0.30 in 3Q 2003.

•	Earnings per ordinary share of $0.01, compared to loss of $0.03 in 3Q 2003.

SINGAPORE — October 29, 2004 — Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top three dedicated foundries, today announced results for third quarter 2004.

“Revenues in third quarter 2004 were up 87 percent from the year-ago quarter, largely due to an increase in business from mature technologies and volume shipment of our leading-edge 0.13-micron offering which increased four-fold,” said George Thomas, vice president & CFO of Chartered. “Since the second half of June, we started seeing weakness from customers that could be broadly categorized into changes in product mix and inventory build-up related to specific customers. The quarter ended essentially flat with the previous one, with the area of strength being the computer sector. Revenue growth of the computer sector mostly offset a significant decline in the communications sector and to a lesser extent in the consumer sector.”

Summary of Third Quarter 2004 Performance

•	Revenues were $257.3 million in third quarter 2004, up 86.9 percent from $137.7 million in the year-ago quarter. Revenues including Chartered’s share of Silicon Manufacturing Partners (SMP or Fab 5) were $306.5 million, up 65.4 percent from $185.3 million in third quarter 2003, due to increases in all major market sectors with the largest contribution coming from the communications sector followed closely by the computer sector. Compared to second quarter 2004, Chartered revenues and revenues including Chartered’s share of SMP were essentially flat in third quarter 2004.

•	Gross profit was $57.5 million, or 22.4 percent of revenues, an improvement from a loss of $21.7 million, or negative 15.8 percent of revenues in the year-ago quarter, primarily due to significantly higher revenues. Gross profit was down 4.1 percent sequentially from $60.0 million, or 23.4 percent of revenues in second quarter 2004, primarily due to Fab 6 capacity ramp and lower utilization in Fab 6.

•	Research and development (R&D) expenses were $28.4 million, compared to $30.3 million in the year-ago quarter and $32.9 million in second quarter 2004, primarily due to lower R&D expenditure related to 0.13-micron process.

•	Pre-production fab start-up costs, all related to Fab 7, were $11.6 million compared to $2.5 million in the year-ago quarter and $8.1 million in second quarter 2004, as the activity level increased in support of the Company’s plan to begin pilot production by the end of 2004.

•	Sales & marketing expenses were $9.2 million, up 11.2 percent compared to $8.3 million in the year-ago quarter, primarily due to higher financial support for customer prototyping activities.

•	General and administrative (G&A) expenses were $9.1 million, a decrease of 15.7 percent compared to $10.8 million in the year-ago quarter, primarily due to a gain of $1.1 million in third quarter 2004, associated with the resolution of a supplier advance that was previously considered doubtful of recovery. Compared to second quarter 2004, G&A expenses decreased 25.1 percent from $12.2 million, primarily due to an impairment charge of $1.7 million in second quarter 2004 resulting from the migration to an enhanced manufacturing system, and a gain of $1.1 million in third quarter 2004 associated with the resolution of a supplier advance that was previously considered doubtful of recovery.

•	Other operating expenses were a net credit of $4.5 million primarily related to resolution of a goods and services tax matter of $4.9 million.

•	Equity in income of Chartered’s minority-owned joint-venture fab, SMP (Fab 5), was an income of $16.1 million compared to an income of $8.8 million in the year-ago quarter, primarily due to lower depreciation and no interest cost in third quarter 2004 as a result of early repayment of outstanding bank loans by SMP in second quarter 2004. Equity in income of SMP increased 53.7 percent from $10.4 million in second quarter 2004, primarily due to no interest cost in third quarter 2004, lower depreciation and Chartered’s $1.8 million share of cost associated with termination of interest rate swaps and other related cost on early repayment of outstanding bank loans by SMP in second quarter 2004.

•	Other income was $2.8 million compared to $4.6 million in the year-ago quarter and $17.0 million in the previous quarter. Compared to the year-ago quarter, the decline was primarily due to lower grant income in third quarter 2004. Second quarter 2004 other income included the recognition of an income of $10.1 million and a previously deferred income of $6.0 million arising from the closure of a pending grant claim associated with a previously terminated joint technology development agreement.

•	Net interest expense was $3.6 million, down 59.9 percent from $9.0 million in the year-ago quarter primarily due to higher interest capitalization associated with capital expenditures related to Fab 7 and Fab 6.

•	None of the losses in Chartered’s consolidated joint-venture fab, Chartered Silicon Partners (CSP or Fab 6), were allocated to the minority interest in third quarter 2004. CSP remained in a negative net worth position in third quarter 2004; therefore, Chartered continued to recognize 100 percent of the joint venture’s results, which were a loss of $32.2 million in the quarter, compared with a loss of $17.2 million in the previous quarter. CSP’s loss increased in third quarter 2004 compared to the previous quarter primarily due to reduction in utilization and to a lesser extent, from an increase in depreciation resulting from capacity addition. At the end of third quarter 2004, CSP’s net worth was negative $225.1 million.

•	Net income was $16.2 million, or 6.3 percent of revenues, an improvement of $92.1 million, compared to a net loss of $75.9 million or negative 55.1 percent of revenues in the year-ago quarter. Compared to second quarter 2004, net income increased 6.1 percent from $15.3 million. Excluding the gain of $4.9 million associated with the resolution of a goods and services tax matter, third quarter 2004 net income would have been $11.3 million. Second quarter 2004 included an income of $10.1 million resulting from the closure of a pending grant income matter and expense of $1.7 million related to an impairment charge resulting from the migration to an enhanced manufacturing system. Excluding these items, second quarter 2004 net income would have been $6.9 million.

•	Earnings per American Depositary Share (ADS) and earnings per share in third quarter 2004 were $0.06 and $0.01 respectively, compared with a loss per ADS and loss per share of $0.30 and $0.03 respectively in third quarter 2003.

Wafer Shipments and Average Selling Prices

•	Shipments in third quarter 2004 were 252.4 thousand wafers (eight-inch equivalent), an increase of 64.2 percent compared to 153.7 thousand wafers (eight-inch equivalent) in third quarter 2003, and an increase of 3.4 percent compared to 244.0 thousand wafers (eight-inch equivalent) shipped in second quarter 2004. Shipments including Chartered’s share of SMP in third quarter 2004 were 287.1 thousand wafers (eight-inch equivalent), an increase of 55.2 percent compared to 185.0 thousand wafers (eight-inch equivalent) in third quarter 2003 and an increase of 2.8 percent compared to 279.2 thousand wafers (eight-inch equivalent) in second quarter 2004.

•	Average selling price (ASP) was $1,019 per wafer in third quarter 2004, a decrease of 2.8 percent from $1,048 per wafer in second quarter 2004, primarily due to changes in customer and product mix. ASP including Chartered’s share of SMP was $1,068 per wafer in third quarter 2004 compared to $1,103 per wafer in second quarter 2004.

Capacity and Utilization

•	Capacity utilization in third quarter 2004 was 89 percent compared to 59 percent in the year-ago quarter, and 90 percent in second quarter 2004. Capacity in third quarter 2004 was up approximately 3 percent compared to third quarter 2003 and up approximately 5 percent from second quarter 2004. Capacity utilization is based on total shipments and total capacity, both of which include Chartered’s share of SMP.

Utilization Table

Data including Chartered’s share of SMP
Thousand 8" equivalent	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004
Total wafers shipped	185.0	235.0	268.4	279.2	287.1
Total capacity	313.7	332.8	331.8	308.0	322.5
Utilization	59%	71%	81%	90%	89%

Capacity by Fab

(Thousand 8" equivalent wafers)	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004	Est 4Q 2004
Fab 1*	44.6	45.5	45.2	—	—	—
Fab 2	128.8	131.2	129.8	129.8	131.2	131.8
Fab 3	56.7	60.2	61.6	64.4	73.0	73.0
Fab 5 (Chartered’s share)	33.6	34.4	34.4	36.3	37.2	37.0
Fab 6	50.0	61.5	60.8	77.5	81.1	85.2

Total	313.7	332.8	331.8	308.0	322.5	327.0

*	Fab 1 ceased operations as of March 31, 2004

Market Dynamics

The following business statistics tables provide information on revenues including Chartered’s share of SMP by market sector, region and technology.

Breakdown by Market Sector

Revenues including Chartered’s share of SMP				Percentage of Total
	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004
Communications	49%	47%	55%	55%	48%
Computer	33%	32%	28%	29%	36%
Consumer	15%	18%	14%	13%	12%
Other	3%	3%	3%	3%	4%

Total	100%	100%	100%	100%	100%

Breakdown by Region

Revenues including Chartered’s share of SMP				Percentage of Total
	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004
Americas	62%	61%	66%	64%	61%
Europe	18%	16%	13%	14%	15%
Asia-Pacific	15%	19%	18%	18%	20%
Japan	5%	4%	3%	4%	4%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)

Revenues including Chartered’s share of SMP				Percentage of Total
	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004
0.13 and below	8%	10%	12%	17%	16%
Up to 0.15	15%	16%	13%	8%	5%
Up to 0.18	16%	20%	20%	21%	18%
Up to 0.25	20%	16%	16%	19%	20%
Up to 0.35	23%	20%	22%	24%	28%
Above 0.35	18%	18%	17%	11%	13%

Total	100%	100%	100%	100%	100%

Recent Highlights and Events

•	During the quarter, Chartered demonstrated continued progress in readying production at Fab 7, its first 300-mm facility. Chartered achieved functional 0.13-micron 300-mm wafers within five months of the first equipment installation in Fab 7, and launched engineering wafers for its 0.11-micron process and the 90-nanometer (nm) cross-foundry platform which is jointly developed with IBM. Additionally, Fab 7 remains on schedule to manufacture 90nm silicon-on-insulator products for IBM in mid-2005, a capability that will position Chartered as the only dedicated foundry to have advanced SOI capabilities in volume production.

•	In July, Chartered announced the formation of a collaborative network with four incubation and service centers in China. This network is being established to nurture the growth of local integrated circuit (IC) design startup companies. The incubation and services network includes Shanghai Research Centre for IC Design, Shenzhen IC Design Incubation Co. Ltd, EDA Centre of Chinese Academy of Sciences, and Xi’an IC Design Industrialization Base of China. These centers serve to extend Chartered’s enablement network in China by providing startups access to Chartered’s proven manufacturing processes and design-enablement solutions which include design rules, electrical test specifications, spice models, technology files, libraries, silicon-validated IP, and process design kits. In addition, these startups are provided with access to Chartered’s multi-project wafer program for product prototyping.

•	In August, Chartered entered into a bilateral option transaction with Goldman Sachs International as counter-party, to proactively manage its $575 million 2.5% Senior Convertible Notes Due 2006 (Notes). The option transaction, which is contractually separate from the Notes, has the effect of reducing substantially the conversion premium of the existing Notes. Under the multi-scenario transaction, the counter-party has the option to purchase 214.8 million Chartered shares at US$0.93 a share — a premium of about 50 percent to Chartered’s closing price quoted on the Singapore Exchange on August 11, 2004. The option transaction, if completed, has the effect of strengthening Chartered’s equity base by selling shares at a premium instead of a discount, while providing the flexibility of avoiding additional dilution to shareholders beyond what was originally contemplated when the Notes were issued in 2001.

•	Also during the quarter, Chartered garnered top awards from the Singapore Ministry of Manpower at the Annual Safety Performance Awards in Singapore. Chartered was recognized for its commitment to environment, safety and health, and recognized for the effectiveness of its safety management systems and support of long-term environmental sustainability programs by the Singapore Ministry of Manpower. Chartered’s Fab 3 and Fab 6 both won the prestigious Occupational Safety and Health Excellence Awards in the top award category, after achieving Gold Award status for three consecutive years.

Review and Outlook

“As we go into the fourth quarter, we are seeing significant change in the outlook from our customers,” said Thomas. “The market weakness that we started seeing since the second half of June has deepened as customers in the supply chain reassessed their inventory positions and slowed orders due to the softening in their end markets. As a result of this, and consistent with the business outlook of five of our larger customers, Chartered’s outlook for the fourth quarter 2004 is now considerably weaker than the projections we had earlier in the year.

“Based on our current outlook, we expect revenues including our share of SMP to be down approximately 32 percent in the fourth quarter 2004. In comparison to the third quarter, we see significant weakness in communications followed by the computer and consumer sectors. The weakness is concentrated in our 0.18-micron and 0.25-micron capacity and attributed to five of our larger customers, even though our engagements with these customers are in diverse end markets. We recognized that the customer concentration was high in these technologies. However, we were not able to diversify the customer base sufficiently due to the high level of demand from the top customers during the last four to five quarters. We expect our revenues from leading-edge 0.13-micron copper technology to increase sequentially. We also expect our overall 0.13-micron revenues to grow slightly in dollar terms and represent over 20 percent of our total business base revenues.”

The outlook for the fourth quarter 2004 is as follows:

	3Q 2004	4Q 2004 Guidance
	Actual	Midpoint and range	Sequential change
Revenues	$257.3M	$193.0M, +/- $3M	Down 24% to 26%
Revenues including Chartered’s share of SMP	$306.5M	$208.0M, +/- $4M	Down 31% to 33%
ASP	$1,019	$994, +/- $20	Flat to down 4%
ASP including Chartered’s share of SMP	$1,068	$1,018, +/- $25	Down 2% to 7%
Utilization	89%	62%, +/- 2% points	—
Gross profit	$57.5M	$11.0M, +/- $4M	—
Net income (loss)**	$16.2M	($49.0)M, +/- $5M	—
Earnings (loss) per ADS	$0.06	($0.19), +/- $0.02	—

**	Net income (loss) includes the negative profit impact from CSP accounting treatment, which was $15.8 million in third quarter 2004, and is projected to be approximately $17.0 million in fourth quarter 2004.

CEO Closing Comments

“There are near-term challenges we need to address, but our direction remains unchanged. As we enhance our market reach through engagements in leading-edge technologies and address utilization of 0.25-micron and 0.18-micron technologies, we have also set internal goals to bring down our breakeven utilization rate. Our goal is to reduce our breakeven point by around 10 percentage points from the current level by fourth quarter 2005, based on our pricing expectation and Fab 7 achieving close to breakeven or breakeven in fourth quarter 2005 at approximately 9,000 wafers per month (12-inch) capacity. This will of course be supported by reduction in depreciation costs across Fabs 2, 3 and 5, and continuing the efforts in productivity improvements, reduction of input costs and process rationalization,” said Chia Song Hwee, president & CEO of Chartered.

“On the advanced technology, increasing customer acceptance of the Chartered-IBM technology platform and the market gains we have made in our 0.13-micron offering, including first-time entry into the graphics space, reinforce our confidence that we will be able to further engage with customers in areas we have never been able to tap before in our history. We have already demonstrated success in customer diversification and product life cycle management in our 0.35-micron technologies. Fab 2 today has a line-up of over 90 customers and was running at slightly over 100 percent utilization in third quarter 2004, with gross margin of over 50 percent. Even as we go into the fourth quarter, we expect Fab 2 utilization to be significantly higher than the company average. Going forward, we want to replicate this success in our 0.25-micron and 0.18-micron technologies. We have a number of efforts ongoing in this direction including introduction of value-added technologies such as OTP, eFLASH, high voltage and RF technologies, in addition to securing volume sourcing agreements with customers. We will focus on addressing the near-term challenges as we continue to execute on our strategy to enhance Chartered’s profitability,” concluded Chia.

Webcast Conference Call Today

Chartered will be discussing its third quarter 2004 results and fourth quarter 2004 outlook on a conference call today, October 29, 2004, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, October 28, 2004). A webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.

Mid-Quarter Guidance

The Company provides a guidance update midway through each quarter. For fourth quarter 2004, the Company anticipates issuing its mid-quarter guidance update, via news release, on Wednesday, December 15, 2004, Singapore time.

APPENDIX A

Reconciliation Table

In order to provide investors additional information regarding the company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

	3Q 2003	2Q 2004	3Q 2004	4Q04 Guidance
	Actual	Actual	Actual	Midpoint
Revenues(a)	$137.7M	$255.8M	$257.3M	$193.0M
Chartered’s share of SMP revenues	$47.6M	$52.3M	$49.2M	$15.0M
Revenues including Chartered’s share of SMP	$185.3M	$308.1M	$306.5M	$208.0M

ASP(a)	$896	$1,048	$1,019	$994
ASP of Chartered’s share of SMP revenues	$1,552	$1,485	$1,419	$1,474
ASP including Chartered’s share of SMP	$1,002	$1,103	$1,068	$1,018

(a)	Determined in accordance with US GAAP

Breakdown by Market Sector

Revenues (US GAAP)	Percentage of Total
	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004
Communications	45%	46%	52%	55%	47%
Computer	33%	31%	27%	26%	36%
Consumer	18%	20%	17%	15%	13%
Other	4%	3%	4%	4%	4%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP revenues				Percentage of Total
	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004
Communications	58%	51%	64%	52%	54%
Computer	33%	36%	31%	44%	40%
Consumer	8%	11%	3%	2%	3%
Other	1%	2%	2%	2%	3%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP				Percentage of Total
	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004
Communications	49%	47%	55%	55%	48%
Computer	33%	32%	28%	29%	36%
Consumer	15%	18%	14%	13%	12%
Other	3%	3%	3%	3%	4%

Total	100%	100%	100%	100%	100%

Breakdown by Region

Revenues (US GAAP)	Percentage of Total
	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004
Americas	64%	65%	69%	68%	65%
Europe	13%	11%	9%	9%	9%
Asia-Pacific	19%	20%	19%	20%	22%
Japan	4%	4%	3%	3%	4%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues				Percentage of Total
	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004
Americas	55%	47%	56%	44%	40%
Europe	33%	34%	30%	42%	46%
Asia-Pacific	4%	14%	10%	11%	12%
Japan	8%	5%	4%	3%	2%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP				Percentage of Total
	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004
Americas	62%	61%	66%	64%	61%
Europe	18%	16%	13%	14%	15%
Asia-Pacific	15%	19%	18%	18%	20%
Japan	5%	4%	3%	4%	4%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)

Revenues (US GAAP)	Percentage of Total
	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004
0.13 and below	10%	13%	15%	18%	17%
Up to 0.15	0%	0%	0%	0%	0%
Up to 0.18	8%	17%	17%	18%	13%
Up to 0.25	27%	21%	20%	21%	21%
Up to 0.35	31%	26%	27%	30%	33%
Above 0.35	24%	23%	21%	13%	16%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues				Percentage of Total
	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004
0.13 and below	0%	0%	2%	8%	9%
Up to 0.15	58%	69%	67%	48%	34%
Up to 0.18	40%	30%	30%	35%	42%
Up to 0.25	2%	1%	1%	9%	15%
Up to 0.35	0%	0%	0%	0%	0%
Above 0.35	0%	0%	0%	0%	0%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP				Percentage of Total
	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004
0.13 and below	8%	10%	12%	17%	16%
Up to 0.15	15%	16%	13%	8%	5%
Up to 0.18	16%	20%	20%	21%	18%
Up to 0.25	20%	16%	16%	19%	20%
Up to 0.35	23%	20%	22%	24%	28%
Above 0.35	18%	18%	17%	11%	13%

Total	100%	100%	100%	100%	100%

About Chartered

Chartered Semiconductor Manufacturing, one of the world’s top three dedicated foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates four fabrication facilities with a fifth fab, the Company’s first 300mm facility, expected to begin pilot production by the end of 2004.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST: CHARTERED). Information about Chartered can be found at www.charteredsemi.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the fourth quarter of 2004; projected revenues and average selling prices (including Chartered’s share of SMP); utilization rate, gross profit, net income and earnings per ADS; the 90-nm SOI manufacturing capability; the collaboration network with incubation and service centers in China, the transaction to reduce the conversion premium of the Notes; the market weakness, the efforts to enhance our market reach through engagements in leading-edge technologies and the utilization of 0.25-micron and 0.18-micron technologies; our goals to reduce our breakeven utilization rate and our expectation of Fab 7 achieving close to breakeven or breakeven in fourth quarter 2005 at approximately 9,000 wafers per month (12-inch) capacity, reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer markets; demands from our major customers; the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers; the rate of the semiconductor market recovery; economic conditions in the United States as well as globally; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

Determined in accordance with US GAAP

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2003	2004	2003	2004
Net revenue	$137,673	$257,283	$369,159	$741,523
Cost of revenue	159,359	199,772	476,675	579,462

Gross profit (loss)	(21,686)	57,511	(107,516)	162,061

Operating expenses:
Research and development	30,287	28,427	93,397	91,447
Fab start-up costs	2,535	11,550	6,927	23,257
Sales and marketing	8,262	9,188	28,432	27,201
General and administrative	10,803	9,109	25,156	27,530
Other operating expenses	3,309	(4,499)	(17,654)	(677)

Total operating expenses	55,196	53,775	136,258	168,758

Operating income (loss)	(76,882)	3,736	(243,774)	(6,697)
Equity in income of SMP	8,794	16,057	8,512	37,969
Other income	4,642	2,825	18,014	27,532
Interest income	2,696	2,646	9,729	8,100
Interest expense	(11,682)	(6,252)	(31,889)	(25,439)
Exchange gain (loss)	363	(273)	150	22

Income (loss) before income taxes	(72,069)	18,739	(239,258)	41,487
Income tax expense	(3,820)	(2,512)	(11,809)	(8,088)

Income (loss) before minority interest	(75,889)	16,227	(251,067)	33,399
Minority interest in loss of CSP	—	—	9,491	—

Net income (loss) prior to cumulative effect adjustment	(75,889)	16,227	(241,576)	33,399
Cumulative effect adjustment	—	—	(6,421)	—

Net income (loss)	$(75,889)	$16,227	$(247,997)	$33,399

Net earnings (loss) per share and ADS
Basic and diluted net earnings (loss) per share:
Prior to cumulative effect adjustment	$(0.03)	$0.01	$(0.10)	$0.01
Cumulative effect adjustment	—	—	—	—

Net income (loss) per share	$(0.03)	$0.01	$(0.10)	$0.01

Basic and diluted net earnings (loss) per ADS:
Prior to cumulative effect adjustment	$(0.30)	$0.06	$(0.97)	$0.13
Cumulative effect adjustment	—	—	(0.02)	—

Net income (loss) per ADS	$(0.30)	$0.06	$(0.99)	$0.13

Number of shares (in millions) used in computing:
Basic net earnings (loss) per share	2,503.0	2,509.0	2,501.3	2,508.1
Effect of dilutive options	—	7.2	—	10.3

Diluted net earnings (loss) per share	2,503.0	2,516.2	2,501.3	2,518.4

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	250.3	250.9	250.1	250.8
Effect of dilutive options	—	0.7	—	1.0

Diluted net earnings (loss) per ADS	250.3	251.6	250.1	251.8

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

Determined in accordance with US GAAP

	As of
	December 31,	September 30,
	2003	2004
ASSETS
Cash and cash equivalents	$905,472	$631,268
Receivables, net	176,788	168,025
Inventories	56,433	84,032
Other current assets	20,264	8,647

Total current assets	1,158,957	891,972
Investment in SMP	62,257	104,162
Property, plant and equipment, net	1,539,440	1,962,783
Technology licenses, net	126,713	126,644
Other non-current assets	133,660	163,480

Total assets	$3,021,027	$3,249,041

LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables	$71,543	$253,885
Accrued operating expenses	115,520	102,534
Current installments of long-term debt	223,660	351,428
Other current liabilities	65,912	51,628

Total current liabilities	476,635	759,475
Long-term debt, excluding current installments	989,092	886,577
Other non-current liabilities	60,745	70,317

Total liabilities	1,526,472	1,716,369
Shareholders’ equity	1,494,555	1,532,672

Total liabilities and shareholders’ equity	$3,021,027	$3,249,041

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

Determined in accordance with US GAAP

	For The Nine Months
	Ended September 30,
	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(247,997)	$33,399
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect adjustment	6,421	—
Equity in income of SMP	(8,512)	(37,969)
Depreciation and amortization	331,042	327,819
Foreign exchange loss	319	111
Minority interest in loss of CSP	(9,491)	—
Gain on disposal of property, plant and equipment	(5,542)	(1,180)
Cancellation of employee bonus award plan	(27,531)	—
Other	(3,310)	5,451
Changes in operating working capital:
Receivables	(25,582)	(15,806)
Inventories	(19,728)	(27,599)
Other current assets	(2,725)	(2,009)
Payables and accrued operating expenses	15,799	(24,630)
Other current liabilities	15,018	(7,504)

Net cash provided by operating activities	18,181	250,083

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant, equipment and other assets	2,397	45,847
Purchase of property, plant and equipment	(188,623)	(537,034)
Payment for technology licenses	(33,950)	(35,119)
Payment for other investments and deposits, net	(70,000)	(32,695)

Net cash used in investing activities	(290,176)	(559,001)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
Borrowings	47,000	318,000
Repayments	(65,033)	(287,312)
Issuance of ordinary shares	2,710	3,687
Customer deposits, net	(10,117)	450

Net cash provided by (used in) financing activities	(25,440)	34,825

Net decrease in cash and cash equivalents	(297,435)	(274,093)
Effect of exchange rate changes on cash and cash equivalents	(319)	(111)
Cash and cash equivalents at the beginning of the period	1,210,925	905,472

Cash and cash equivalents at the end of the period	$913,171	$631,268